UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-32525

A.                          Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMERIPRISE FINANCIAL 401(k) PLAN

B.                          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AMERIPRISE FINANCIAL, INC.

55 Ameriprise Financial Center

Minneapolis, MN 55474

Ameriprise Financial 401(k) Plan

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010
with Reports of Independent Registered Public Accounting Firms

Ameriprise Financial 401(k) Plan

Form 11-K

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Ameriprise Financial 401(k) Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Ameriprise Financial 401(k) Plan (the “Plan”) at December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota
June 26, 2012

Report of Independent Registered Public Accounting Firm

The Employee Benefits Administration Committee
Ameriprise Financial, Inc.

We have audited the accompanying statement of net assets available for benefits of the Ameriprise Financial 401(k) Plan as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
June 23, 2011

Ameriprise Financial 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31,
	2011	2010
Assets
Cash	$3,083,824	$3,202,803

Investments:
Investments at fair value:
Mutual funds	408,773,438	400,145,127
Collective investment funds	164,146,397	183,746,321
Ameriprise Financial Stock Fund	101,595,216	114,444,839
Personal Choice Retirement Account	159,109,502	133,787,686
Income Fund	115,859,892	109,123,569
Total investments at fair value	949,484,445	941,247,542
Adjust fully benefit-responsive investment contracts to contract value	(3,871,576)	(3,340,011)
Total investments	945,612,869	937,907,531

Receivables:
Investment income	85	370
Due from broker	315,648	594,212
Employer contributions, net of forfeitures	1,075,587	1,815,920
Participant loans	26,090,599	24,177,547
Total assets	976,178,612	967,698,383

Liabilities
Due to broker	12,358,833	11,789,376

Net assets available for benefits	$963,819,779	$955,909,007

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2011	2010
Contributions:
Employer, net of forfeitures	$39,674,317	$31,548,939
Participant	69,391,465	58,273,147
Participant rollovers	5,683,391	11,845,375
Total contributions	114,749,173	101,667,461

Investment income (loss):
Interest	3,031,997	3,777,464
Dividends	11,378,033	7,804,911
Net realized/unrealized appreciation (depreciation):
Mutual funds	(4,583,576)	47,958,144
Collective investment funds	(17,071,908)	22,922,888
Ameriprise Financial Stock Fund	(14,456,015)	38,151,261
Personal Choice Retirement Account	(9,842,649)	13,696,766
Total net realized/unrealized appreciation (depreciation)	(45,954,148)	122,729,059
Total investment income (loss)	(31,544,118)	134,311,434

Interest on participant loans	968,695	1,026,414

Total contributions, investment income and interest on participant loans	84,173,750	237,005,309

Withdrawal payments	(76,262,978)	(90,329,302)

Net increase in net assets available for benefits	7,910,772	146,676,007

Net assets available for benefits at beginning of year	955,909,007	809,233,000

Net assets available for benefits at end of year	$963,819,779	$955,909,007

See Notes to Financial Statements.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements

December 31, 2011

1.  Description of the Plan

General

The Ameriprise Financial 401(k) Plan (the “Plan”), which became effective October 1, 2005, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and part-time employees of Ameriprise Financial, Inc. and its participating subsidiaries (the “Company”) can make contributions to the Plan and are eligible to receive Company contributions in the pay period in which they complete 60 days of service.

On April 30, 2010, the Company acquired the long-term asset management business of Columbia Management from Bank of America. The service of former Columbia Management, Columbia Wanger Asset Management, LLC (“Columbia Wanger”) and Bank of America employees who joined the Company in connection with the transaction is recognized for eligibility and vesting under the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore, does not include all situations and limitations covered by the Plan.

Administration of Plan Assets

The Plan’s recordkeeper is Wells Fargo Bank, N.A. Charles Schwab Trust Company is the trustee of the Schwab Personal Choice Retirement Account (“PCRA”). Wells Fargo Bank, N.A. is the trustee of all other plan assets. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”). The Company’s 401(k) Investment Committee selects the investment options offered to participants under the Plan and oversees issues related to Plan investments (excluding the Ameriprise Financial Stock Fund and investments selected by participants under the PCRA). Members of the EBAC and 401(k) Investment Committee are determined based upon job title as specified in the Plan.

Plan Fees and Expenses

Fees, commissions, and other charges and expenses that are attributable to administering the Plan are paid from the related trust (the “Trust”), unless paid by the Company. The Company currently pays a portion of the cost of administering the Plan, including fees of the auditors, counsel, certain investment managers and investment consulting.

The majority of the cost of administering the Plan, including fees of the trustees, recordkeeper, and investment managers, are paid from the fees associated with the investment options offered under the Plan. In addition, expenses related to investment of the Plan funds, for example, brokerage commissions, stock transfer or other taxes and charges incurred for the purchase or sale of the funds’ investments, are generally paid out of the applicable fund. Fees paid out of a fund reduce the return of that fund. The participant pays for fees and expenses of the PCRA and administrative loan origination fees.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

1.  Description of the Plan (continued)

Contributions

Elective Contributions

Each pay period, eligible participants may make pretax and/or Roth 401(k) contributions (up to 80% of eligible compensation), and after-tax contributions (up to 10% of eligible compensation) or a combination of any of the three, not to exceed 80% of their eligible compensation to the Plan through payroll deductions. The Internal Revenue Code of 1986, as amended (the “Code”), imposes a limitation on participants’ pretax and Roth 401(k) contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. This limit per the Code was $16,500 for employees under age 50 and $22,000 for employees age 50 and older for both 2011 and 2010. The Plan complied with nondiscrimination requirements under the Code for both 2011 and 2010.

Fixed Match Contributions

The Company matches 100% of the first 5% of eligible compensation an employee contributes on a pretax and/or Roth 401(k) basis for each annual period. At the end of each year, the Company completes a fixed match true-up to ensure the fixed match contribution provided by the Company is equal to the lower of the 5% of eligible compensation or the participants’ annual deferral rate average. Total fixed match contributions for the plan years ended December 31, 2011 and 2010 were $39,645,032 and $31,545,077, net of forfeitures of $1,549,784, and $1,441,000, respectively.

Limit on Contributions

For purposes of the Plan, eligible compensation is a participant’s regular cash compensation up to $245,000 for both 2011 and 2010, before tax deductions and certain other withholdings. Eligible compensation for all employees includes performance related cash bonuses, overtime, commissions and certain other amounts in addition to base pay.

Rollover Contributions

A rollover is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers into the Plan are not eligible for Company match contributions.

Vesting

Participants are immediately vested in their pretax, Roth 401(k), after-tax, and rollover contributions and income and appreciation on the foregoing. Company contributions are vested on a five-year graded schedule of 20% per year of service with the Company or if the participant retires at or after age 65, becomes disabled or dies. Company contributions not vested at the time of termination of employment are forfeited and can be used to reduce plan expenses or future Company contributions. Forfeitures for the plan years ended December 31, 2011 and 2010 were $1,426,910 and $1,820,701, respectively.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

1.  Description of the Plan (continued)

Tax Status

As long as the Plan remains qualified and the Trust remains tax exempt, amounts invested in the Plan through participant and Company contributions and rollovers, as well as the income and appreciation on such amounts, are not subject to federal income tax until distributed to the participant.

Distributions and Withdrawals

If employment ends, participants are eligible to receive a distribution of their vested account balance. Participants (or their beneficiaries) may elect to receive their accounts as a single lump-sum distribution in cash, whole shares of the Company’s common shares, mutual funds shares held under the PCRA, or a combination of cash and shares. Termed participants can defer payments until age 70½.

Active participants may be eligible to request an in-service withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code.

Loan Program

The EBAC has the power to establish, interpret and administer a uniform and nondiscriminatory loan program which the trustee must observe in making loans, if any, to active participants. Such individuals shall be eligible for loans pursuant to such uniform and nondiscriminatory loan program. Such loan program shall be evidenced by a written document separate from the Plan and Trust.

Participants may borrow from their fund accounts a minimum of $500 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The administrative loan origination fee of $75 per loan is paid by the participant and is deducted from the proceeds of the loan. Loan terms range up to 59 months or up to 359 months if the loan is used towards the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed interest rate of the prime rate as reported in the Wall Street Journal on the first business day of the month before the date the loan is originated. Principal and interest payments will be deducted automatically from the participant’s pay each period. If the participant’s service with the Company ends for any reason, the entire principal and interest of any outstanding loan will be due and payable within 45 days. A loan will be considered in default if payments are not received by the Plan within 90 days following the date payment is due under the note. Loans not repaid within that timeframe will be reported as taxable distributions.

2.  Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

2.  Significant Accounting Policies (continued)

Valuation of Investments and Income Recognition

Investments are reported at fair value. See Note 6 for information on the Plan’s accounting policies related to valuation of investments. Defined contribution plans are required to report fully benefit-responsive investment contracts at contract value and also report fair value; therefore, a reconciliation of fair value to contract value is presented on the Statements of Net Assets Available for Benefits.

Purchases and sales of securities are reflected on a trade-date basis. The cost of securities sold is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest arose. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as the change in fair value of assets.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, which is a reasonable estimate of fair value due to restrictions on the transfers of these loans. Interest income on participant loans is recorded when it is earned.

3.  Recent Accounting Pronouncements

Fair Value

In May 2011, the Financial Accounting Standards Board (“FASB”) updated the accounting standards related to fair value measurement and disclosure requirements. The standard requires entities, for assets and liabilities measured at fair value in the statement of net assets available for benefits which are Level 3 fair value measurements, to disclose quantitative information about unobservable inputs and assumptions used in the measurements, a description of the valuation processes in place, and a qualitative discussion about the sensitivity of the measurements to changes in unobservable inputs and interrelationships between those inputs if a change in those inputs would result in a significantly different fair value measurement. The standard is effective for interim and annual periods beginning on or after December 15, 2011. The adoption of the standard will not have an impact on the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

3.  Recent Accounting Pronouncements (continued)

In January 2010, the FASB updated the accounting standards related to disclosures of fair value measurements. The standard expands the current disclosure requirements to include additional detail about significant transfers between Levels 1 and 2 within the fair value hierarchy and to present activity in the rollforward of Level 3 activity on a gross basis. The standard also clarifies existing disclosure requirements related to the level of disaggregation to be used for assets and liabilities as well as disclosures on the inputs and valuation techniques used to measure fair value. The standard is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosure requirements related to the Level 3 rollforward, which are effective for interim and annual periods beginning after December 15, 2010. The Plan adopted the standard in 2010, except for the additional disclosures related to the Level 3 rollforward, which the Plan adopted in 2011. The adoption of the standard did not impact the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

Reporting Loans to Participants by Defined Contribution Pension Plans

In September 2010, the FASB updated the accounting standards related to participant loans. The standard requires participant loans to be measured at their unpaid principal balance plus any accrued but unpaid interest and to be classified as notes receivable from participants. Previously, participant loans were measured at fair value and classified as investments. The standard is effective for plan years ending after December 15, 2010. The Plan adopted the standard for the plan year ended December 31, 2010. Participant loans are presented as receivables on the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010.

4.  Investments

Investment Elections

A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions or transfer existing account balances on any business day the New York Stock Exchange is open. There are no restrictions on participant redemptions on any of the investment funds.

Investment Options

A summary of investment options at December 31, 2011 is set forth below:

Mutual Funds — “Columbia Funds” — Columbia Diversified Bond Fund, Columbia Balanced Fund, Columbia Retirement Plus 2010 — 2045 Funds, Columbia Mid Cap Value Fund, Columbia Diversified Equity Income Fund, Columbia Contrarian Core Fund and Columbia Large Core Quantitative Fund — are mutual funds offered to the general public. Each of the Columbia Funds is managed by Columbia Management Investment Advisers, LLC, a wholly-owned subsidiary of the Company. James Small Cap Fund is managed by James Investment Research. Alger Small Cap Growth Institutional Fund is managed by Alger Group. The Columbia Diversified Bond Fund is held in a unitized account to facilitate daily transactions.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

4.  Investments (continued)

Collective Investment Funds — RiverSource Trust Equity Index Fund III is a collective fund, managed by Ameriprise Trust Company, a wholly owned subsidiary. The investment strategy for the RiverSource Trust Equity Index Fund III is to approximate, as closely as possible, the rate of return of the S&P 500 Index, an unmanaged index. Wellington Trust Mid Cap Growth Portfolio and Wellington Trust Large Cap Growth Portfolio are managed by Wellington Management Company LLP. The investment strategy for the Wellington Trust Large Cap Growth Portfolio and Wellington Trust Mid Cap Growth Portfolio, respectively, is to provide long-term total return in excess of the Russell 1000 Growth Index and provide shareholders with long-term growth of capital. Waddell & Reed International Core Equity CIT Collective Fund is managed by Waddell & Reed Investment Management Company. The investment strategy for the Waddell & Reed International Core Equity CIT Collective Fund is to invest the portfolio via a disciplined approach that seeks investment opportunities around the world, preferring cash generating, well-managed and reasonably valued companies that are exposed to themes which should yield above average growth.

Ameriprise Financial Stock Fund — The Ameriprise Financial Stock Fund is an Employee Stock Ownership Plan (“ESOP”) that invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents.

Personal Choice Retirement Account — The PCRA, the Plan’s self-directed brokerage option, gives participants the freedom to choose from thousands of mutual fund products (including Columbia Funds). It also provides the ability to invest in exchange-traded funds and closed-ended mutual funds. American Express Company common stock is held in the PCRA on a hold or sell basis only and new purchases are not allowed. Prior to January 18, 2011, the assets under this option were invested in the Self-Managed Brokerage Account, which were transferred to the PCRA.

Income Fund — The Income Fund is a stable value separately managed account which invests primarily in various book value wrap contracts with varying maturities, sizes and yields, offered by insurance companies, banks or financial institutions, which are backed by fixed income securities issued by the U.S. government and its agencies. See Note 5 for a more comprehensive discussion of book value wrap contracts. Ameriprise Trust Company is the investment manager for the Income Fund. The Income Fund also invests in the RiverSource Trust U.S. Government Securities Fund I (which invests primarily in short-term debt instruments issued by the U.S. government and its agencies), the RiverSource Trust Government Income Fund (which invests primarily in U.S. Treasury, agency and mortgage backed securities) and the RiverSource Trust Stable Capital Fund I (which invests primarily in book value wrap contracts with varying maturities, sizes and yields, which are backed by a diversified pool of U.S. Treasury, agency and mortgage backed securities ). The investment objective of the Income Fund is to preserve principal and income, while maximizing current income. There is no assurance that the Income Fund will meet its objective.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

4.  Investments (continued)

At December 31, 2011 and 2010, investments with a fair value representing 5% or more of the Plan’s net assets available for benefits were as follows:

Description	Number of Shares	Cost	Fair Value
2011
Mutual Funds
Columbia Contrarian Core Fund	5,768,337	$85,916,734	$79,487,687

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,425,902	$75,434,151	$100,367,231

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,295,755	$45,187,367	$51,195,293

2010
Mutual Funds
Columbia Large Core Quantitative Fund	15,142,723	$93,361,719	$82,224,983

Ameriprise Financial Stock Fund
Ameriprise Financial, Inc. Common Shares	1,962,685	$69,595,609	$113,512,676

Collective Investment Funds
RiverSource Trust Equity Index Fund III	1,310,130	$43,785,256	$50,728,235
Wellington Trust Fund Mid Cap Growth Portfolio	4,018,454	$39,691,877	$51,195,104
AllianceBernstein International	7,235,742	$64,743,729	$61,142,021

5.  Book Value Wrap Contracts

Book value wrap contracts are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of collective investment funds with fixed income strategies and a pooled portfolio of actively managed fixed income securities owned by the Income Fund, referred to as the Covered Assets. The Covered Assets include U.S. Treasury, agency and mortgage backed securities. The Income Fund enters into book value wrap contracts (the contractual component) with third parties, generally insurance companies, banks or financial institutions, to underwrite the performance of the Covered Assets from the risk of adverse interest rate movements. Under these contracts, the third party is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Covered Assets. While the contracts are designed to protect the Income Fund against interest rate risk, the Income Fund is still exposed to risk if issuers of Covered Assets default on payment of interest or principal or upon the occurrence of certain events involving the Income Fund, its plan sponsor or its investment manager.

Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive book value wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents the face amount of the contract plus accrued interest at the contract rate. Therefore, the Statements of Net Assets Available for Benefits presents the fair value of

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

5.  Book Value Wrap Contracts (continued)

the Covered Assets and the fair value of the book value wrap contracts as well as the adjustment of the book value wrap contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Certain events may limit the ability of the Income Fund to transact at contract value with the book value wrap contract issuers for participant benefit payments or investment transfers. Possible events include a transfer from the Income Fund in violation of the equity wash required by the book value wrap contracts. An equity wash restriction prohibits money from being moved directly from the Income Fund to the PCRA. Other possible events include participant-directed withdrawals that occur due to a plan sponsor-initiated event, such as the implementation of an early retirement program or facility closing, of which the book value wrap contract issuer has not been made aware or a request by the trustee to terminate a contract at market value. While these events are not probable, it is possible that they could occur.

Certain events may allow the book value wrap contract issuer to terminate a book value wrap contract and settle at the market value of the Covered Assets, as opposed to contract value. These events may include the termination of the Plan or the Trust holding the Income Fund assets, the replacement of the trustee of the Income Fund without the consent of the book value wrap contract issuer, a change in the investment guidelines, administration or policies of the Income Fund that may cause a material adverse effect on the book value wrap contract issuer, a breach of the contract terms by a counterparty, a legal or regulatory event such as a ruling by a regulatory agency governing the Income Fund, its investment manager or the book value wrap contract issuer that may cause material adverse effect to a party under the book value wrap contract, or the failure of the Trust to be tax-exempt under the Internal Revenue Code.

The crediting rate of a book value wrap contract is the rate at which the Income Fund will recognize income on Covered Assets. The rate is tied to the performance and duration of the Covered Assets and is generally reset quarterly. The weighted average crediting rates on the book value wrap contracts were 2.97% and 4.00% at December 31, 2011 and 2010, respectively. The average yield on the book value wrap contracts was 3.76% and 4.61% for 2011 and 2010, respectively.

6.  Fair Values of Assets

U.S. GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

Valuation Hierarchy

The Plan categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Plan’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1                                Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2                                Prices or valuations based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3                                Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

6.  Fair Values of Assets (continued)

Determination of Fair Value

The Plan uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets. The Plan’s market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. The Plan’s income approach uses valuation techniques to convert future projected cash flows to a single discounted present value amount. When applying either approach, the Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs.

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Mutual Funds

The fair value of mutual funds is determined by the net asset value (“NAV”) which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Collective Investment Funds

The fair value of collective investment funds is determined by the NAV which represents the exit price. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. There are no restrictions on participant redemptions of the Collective Investment Funds.

Ameriprise Financial Stock Fund

The fair value of the Ameriprise Financial Stock Fund is determined using quoted prices in active markets for Ameriprise Financial, Inc. common shares and is classified as Level 1. Actively traded money market funds are measured at their NAV and classified as Level 1.

Personal Choice Retirement Account (Self-Managed Brokerage Account)

The fair value of common stock and exchange-traded funds are determined using quoted prices in active markets and are classified as Level 1. The fair value of mutual funds is determined by the NAV which represents the exit price. Mutual funds are classified as Level 1 as they are traded in active markets and quoted prices are available.

Income Fund

The fair value of fixed income securities is obtained from third party pricing services, non-binding broker quotes, or other model-based valuation techniques such as the present value of future cash flows. Fixed income securities classified as Level 1 include U.S. Treasuries and those classified as Level 2 include agency mortgage backed securities, commercial mortgage backed securities, and U.S. government and agency securities. Collective investment funds are classified as Level 2 as they are traded in principal-to-principal markets with little publicly released pricing information. The fair value of wrapper agreements is based on the present value of future fee payments attributable to each wrapper. Wrapper agreements are classified as Level 3 as there are significant unobservable inputs.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

6.  Fair Values of Assets (continued)

The following tables present the balances of assets measured at fair value on a recurring basis:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
U.S. equity securities	$190,908,590	$—	$—	$190,908,590
U.S. fixed income securities	44,800,697	—	—	44,800,697
Balanced	173,064,151	—	—	173,064,151
Total mutual funds	408,773,438	—	—	408,773,438
Collective investment funds:
U.S. equity securities	—	117,318,532	—	117,318,532
Non-U.S. equity securities	—	46,827,865	—	46,827,865
Total collective investment funds	—	164,146,397	—	164,146,397
Ameriprise Financial Stock Fund
Money market fund	1,227,985	—	—	1,227,985
Common stock	100,367,231	—	—	100,367,231
Total Ameriprise Financial Stock Fund	101,595,216	—	—	101,595,216
Personal Choice Retirement Account:
Money market fund	13,702,774	—	—	13,702,774
Common stock	17,179,178	—	—	17,179,178
Mutual funds:
U.S. equity securities	63,885,828	—	—	63,885,828
U.S. fixed income securities	22,119,857	—	—	22,119,857
Balanced	10,557,549	—	—	10,557,549
Non-U.S. securities (1)	22,270,303	—	—	22,270,303
Exchange-traded funds (1)	9,394,013	—	—	9,394,013
Total Personal Choice Retirement Account	159,109,502	—	—	159,109,502
Income Fund:
U.S. Government and agency securities	3,881,163	83,573,149	—	87,454,312
Collective investment funds:
U.S. fixed income securities	—	27,885,601	—	27,885,601
Wrapper contracts	—	—	519,979	519,979
Total Income Fund	3,881,163	111,458,750	519,979	115,859,892
Total assets at fair value	$571,764,103	$275,605,147	$519,979	$949,484,445

(1) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

6.  Fair Values of Assets (continued)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds:
U.S. equity securities	$192,486,986	$—	$—	$192,486,986
U.S. fixed income securities	42,113,365	—	—	42,113,365
Balanced	165,544,776	—	—	165,544,776
Total mutual funds	400,145,127	—	—	400,145,127
Collective investment funds:
U.S. equity securities	—	122,604,300	—	122,604,300
Non-U.S. equity securities	—	61,142,021	—	61,142,021
Total collective investment funds	—	183,746,321	—	183,746,321
Ameriprise Financial Stock Fund
Money market fund	932,163	—	—	932,163
Common stock	113,512,676	—	—	113,512,676
Total Ameriprise Financial Stock Fund	114,444,839	—	—	114,444,839
Self-Managed Brokerage Account:(1)
Cash	192,435	—	—	192,435
Common stock	17,205,972	—	—	17,205,972
Mutual funds:
U.S. equity securities	71,659,687	—	—	71,659,687
U.S. fixed income securities	20,371,456	—	—	20,371,456
Balanced	2,691,568	—	—	2,691,568
Non-U.S. securities (2)	21,666,568	—	—	21,666,568
Total Self-Managed Brokerage Account	133,787,686	—	—	133,787,686
Income Fund:
U.S. Government and agency securities	3,614,075	71,625,504	—	75,239,579
Collective investment funds:
U.S. fixed income securities	—	33,518,008	—	33,518,008
Wrapper contracts	—	—	365,982	365,982
Total Income Fund	3,614,075	105,143,512	365,982	109,123,569
Total assets at fair value	$537,546,888	$288,889,833	$365,982	$941,247,542

(1) In 2011, the self-directed brokerage option changed to the PCRA.

(2) Includes both equity and fixed income securities.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

6.  Fair Values of Assets (continued)

The following table provides a summary of changes in Level 3 assets measured at fair value on a recurring basis:

	Wrapper Contracts
	2011		2010
Balance, January 1	$365,982		$279,921
Total gains included in:
Net realized/unrealized appreciation (depreciation)	153,997		86,061
Balance, December 31	$519,979		$365,982

Change in unrealized gains included in total investment income relating to assets held at December 31, 2011 and 2010	$153,997	(1)	$86,061	(1)

(1) Included in net realized/unrealized appreciation (depreciation) in the Statements of Changes in Net Assets Available for Benefits.

The Company recognizes transfers between levels of the fair value hierarchy as of the beginning of the plan year in which each transfer occurred. There were no transfers of assets between levels for the plan years ended December 31, 2011 and 2010.

7.  Related-Party Transactions

The Columbia Funds are managed by Columbia Management Investment Advisers, LLC. The RiverSource Trust Collective Funds are maintained by Ameriprise Trust Company and distributed by Columbia Management Investment Distributors, Inc., member FINRA. Ameriprise Trust Company, a Minnesota-chartered trust company, serves as trustee and offers investment management and related services to these collective funds. These companies are wholly-owned subsidiaries of the Company. In addition, total fair value of related-party investments, including the Company’s common stock and the investment options managed by subsidiaries of the Company, was $531,916,404 and $544,172,893 at December 31, 2011 and 2010, respectively.

8.  Risks and Uncertainties

The Plan invests in various investment securities, which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

9.  Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 11, 2007 to the effect the Plan is qualified under the Code and the Trust established under the Plan is tax exempt and the Plan satisfies the requirement of Code Section 4975(e)(7) as an ESOP. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is operated in compliance with the applicable requirements of the Code, and therefore believes the Plan is qualified and the Trust is tax exempt and the Plan satisfies the requirements of Code Section 4975(e)(7). There are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by tax jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan is no longer subject to income tax examinations for years prior to 2007. On November 1, 2011, the Company filed the required documents to receive a new letter of determination. This must be requested every five years. The Company does not expect a change in the tax status.

10.  Litigation

In October 2011, a putative class action lawsuit entitled Roger Krueger, et al. vs. Ameriprise Financial, Inc., et al. was filed in the United States District Court for the District of Minnesota against the Company, certain of its present or former employees and directors, as well as certain fiduciary committees on behalf of participants and beneficiaries of the Ameriprise Financial 401(k) Plan. The Plan is not named as a defendant in this action. The alleged class period is from October 1, 2005, to the present. The action alleges that the Company breached fiduciary duties under ERISA by selecting and retaining primarily proprietary mutual funds with allegedly poor performance histories, higher expenses relative to other investment options, and improper fees paid to the Company or its subsidiaries. The action also alleges that the Company breached fiduciary duties under ERISA because it used its affiliate, Ameriprise Trust Company, as the Plan trustee and record-keeper and improperly reaped profits from the sale of the record-keeping business to Wachovia Bank, N.A. Plaintiffs allege over $20 million in damages. On January 17, 2012, all defendants filed a brief and other documents in support of their motion to dismiss the complaint. In response, on February 7, 2012, Plaintiffs filed an amended complaint. On April 11, 2012, the Company filed its motion to dismiss the amended complaint. That motion to dismiss has been fully briefed and argument occurred on June 13, 2012. The Company is awaiting the court’s decision. The Company cannot reasonably estimate the range of loss, if any, that may result from this matter due to the early procedural status of the case, the pending motion to dismiss, the absence of class certification, the lack of a formal demand on the Company by the plaintiffs, and plaintiffs’ failure to allege any specific, evidence-based damages.

Ameriprise Financial 401(k) Plan

Notes to Financial Statements (continued)

December 31, 2011

11.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of amounts reported in the financial statements to amounts reported on Form 5500.

	December 31,
	2011	2010
Net assets available for benefits per the financial statements	$963,819,779	$955,909,007
Deemed distributions of participant loans	(404,063)	(358,852)
Difference between contract value and fair value of fully benefit-responsive investment contracts	3,871,576	3,340,011
Net assets available for benefits per Form 5500	$967,287,292	$958,890,166

	December 31,
	2011	2010
Net increase in net assets available for benefits per the financial statements	$7,910,772	$146,676,007
Change in deemed distributions of participant loans	(45,211)	(120,417)
Change in difference between contract value and fair value of fully benefit-responsive investment contracts	531,565	426,741
Net income per Form 5500	$8,397,126	$146,982,331

12.  Subsequent Events

The Company evaluated events or transactions that may have occurred after the statement of net assets available for benefits date for potential recognition or disclosure through the date the financial statements were issued.

Effective May 23, 2012, ING Target Solution Trust Series Funds replaced the Columbia Retirement Plus Funds as investment options under the Plan. The annual fixed match true-up contribution for the 2011 plan year posted to participant accounts on February 4, 2012.

Ameriprise Financial 401(k) Plan

SUPPLEMENTAL SCHEDULE

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

Name of Plan Sponsor:	Ameriprise Financial, Inc.
Employer Identification Number:	13-3180631
Three-Digit Plan Number:	001

		(c)
		Shares/Units or	(d)	(e)
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	Cost**	Current Value
	Mutual Funds —
*	Columbia Diversified Bond Fund	7,179,511		$44,800,697
*	Columbia Retirement Plus 2010	713,222		6,205,028
*	Columbia Retirement Plus 2015	1,835,401		15,729,386
*	Columbia Retirement Plus 2020	2,308,548		18,953,183
*	Columbia Retirement Plus 2025	3,183,974		26,140,431
*	Columbia Retirement Plus 2030	3,086,686		25,279,959
*	Columbia Retirement Plus 2035	2,528,406		20,454,804
*	Columbia Retirement Plus 2040	2,061,750		16,329,057
*	Columbia Retirement Plus 2045	2,185,517		17,549,699
*	Columbia Mid Cap Value Fund	2,905,692		21,037,211
*	Columbia Balanced Fund	1,032,133		26,422,604
*	Columbia Contrarian Core Fund	5,768,337		79,487,687
*	Columbia Diversified Equity Income Fund	3,610,014		34,078,533
	James Small Cap Fund	1,170,027		27,437,128
	Alger Small Cap Fund	1,115,026		28,868,031
	Total Mutual Funds			408,773,438

	Collective Investment Funds —
*	RiverSource Trust Equity Index Fund III	1,295,755		51,195,293
	Wadell & Reed International Core Equity	5,157,254		46,827,865
	Wellington Trust Mid Cap Growth Portfolio	3,856,980		45,743,781
	Wellington Trust Large Cap Growth Portfolio	1,484,301		20,379,458
	Total Collective Investment Funds			164,146,397

	Ameriprise Financial Stock Fund —
	Wells Fargo Heritage Money Market Fund	1,227,985		1,227,985
*	Ameriprise Financial, Inc. Common Shares	2,023,777		100,367,231
	Total Ameriprise Financial Stock Fund			101,595,216

	Personal Choice Retirement Account			159,109,502

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
	Income Fund —
*	RiverSource Trust U.S. Government Securities Fund I	15,824,210		15,824,210
*	RiverSource Trust Government Income Fund	171,154		5,021,644
*	RiverSource Trust Stable Capital Fund I	263,899		7,039,747
	U.S. Government and agency securities:
	FNMA TBA 15YR 3.5% 1/15/26	1,000,000		1,045,625
	FNMA TBA 15YR 4.0% 1/15/26	500,000		527,266
	FNMA TBA 1/01/19	1,600,000		1,705,500
	FNMA TBA 1/01/18	2,450,000		2,634,516
	FNMA 15YR TBA 5.50%	75,000		81,352
	FNMA 30YR TBA 6.50%	1,275,000		1,418,637
	FHLMC GOLD TBA 15YR 3.50%	1,500,000		1,563,516
	FHLMC GOLD #E92454	50,036		54,580
	FHLMC GOLD #E97248	49,408		53,895
	FHLMC GOLD #E99565	41,849		45,668
	FHLMC GOLD #E99595	21,466		23,626
	FHLMC (NON GOLD) ARM #1J0614	96,749		101,145
	FHLMC POOL #G13804 5.00% 3/1/25	846,616		911,601
	FGOLD 30YR 6.00% 9/1/37	126,512		138,457
	FHLMC GOLD #G12141	278,899		297,093
	FHLMC GOLD #QQQ	568,598		638,004
	H 1G 1G0847 4.707% 7/1/35	220,438		232,908
	FHLMC (NON-GOLD) ARM #1J1396	112,124		119,094
	FHLMC (NON-GOLD) ARM #1G2450	235,964		252,355
	FHLMC (NON-GOLD) ARM #1G2598	140,890		149,763
	FHLMC MTN 4.00% 6/12/13	1,500,000		1,581,688
	FHLMC #C66537	30,347		35,211
	FHLMC #C66594	14,661		17,040
	FHLMC GOLD #B12280	59,155		65,107
	FHLMC CMO 6.085% 9/25/29	7,123		7,517
	FEDERAL FARM CR BKS 1/25/13	710,000		709,796
	FEDERAL FARM CR BKS 8/22/13	405,000		405,495
	FEDERAL FARM CR BKS 5/28/13	355,000		355,273
	FEDERAL FARM CR BKS 4/21/14	1,260,000		1,258,415
	FEDERAL FARM CR BKS 4/25/14	845,000		842,605
	FEDERAL FARM CR BKS 5/25/16	645,000		646,779
	FEDERAL FARM CR BKS 8/1/13	435,000		435,256
	FEDERAL FARM CR BKS 6/6/14	645,000		645,238
	FEDERAL FARM CR BKS 12/23/13	865,000		865,365
	FEDERAL FARM CR BKS 7/14/14	2,350,000		2,343,914
	FEDERAL FARM CR BKS 7/15/16	405,000		406,425
	FEDERAL FARM CR BKS 9/8/14	905,000		906,027

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
	Income Fund (continued) —
	FHLMC POOL #C90765 5.0% 12/1/23	536,864		587,773
	FHLB 8/18/14	2,250,000		2,243,965
	FHLB 0.375% 11/27/13	380,000		379,711
	FHLMC #780514 ARM	21,991		23,353
	FNMA 0.875% 2/14/14	310,000		311,151
	FNMA 1.25% 9/28/16	3,680,000		3,706,816
	FNMA 1.375% 11/15/16	1,550,000		1,569,195
	FANNIE MAE .75% 12/19/14	111,000		111,509
	FNMA 4.375% 7/17/13	535,000		578,432
	FNMA 1/20/16	395,000		394,087
	FANNIE MAE VAR 8/25/14	4,515,000		4,516,624
	FHLMC K008 CL A1 2.746% 12/25/19	402,683		420,353
	FHLMC REMIC SERIES 3812 BE 2.75% 9/15/18	833,895		862,178
	FHLMC REMIC SERIES K-701 A-1 2.776% 6/25/17	332,452		346,959
	FHLMC 2.5% 5/27/16	3,620,000		3,842,399
	FHLMC 0.375% 10/30/13	290,000		289,823
	FREDDIE MAC 0.375% 11/27/13	790,000		789,218
	FNMA #252016	17,849		20,876
	FNMA #323812 6.00% 7/1/29	420,104		470,401
	FNMA #357264	302,576		338,802
	FNMA #387549	405,650		446,485
	FNMA #433679	51,312		57,152
	FNMA #462237	278,346		318,117
	FNMA POOL #462845 4.15% 7/1/14	822,723		873,698
	FNMA #535003	7,693		8,086
	FNMA #535219	7,453		7,931
	FNMA #535802	12,122		12,983
	FNMA #545874	55,329		63,296
	FNMA #555528	167,326		187,359
	FNMA #635227	86,602		99,108
	FNMA #635894	20,613		23,659
	FNMA #636030	31,196		35,831
	FNMA #638210	16,915		19,439
	FNMA #640996	29,672		35,679
	FNMA #646456	130,839		152,437
	FNMA #647989	176,859		206,053
	FNMA #648349	61,706		67,547
	FNMA #653145	47,491		51,985
	FNMA ARM #654285	11,431		12,158
	FNMA #659930	284,638		318,715

**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
	Income Fund (continued) —
	FNMA #667787	33,064		36,153
	FNMA #670891	76,533		81,500
	FNMA 2003-W11 A1	1,193		1,196
	FNMA 2003-W19-1A6	140,129		145,968
	FNMA 2004-60 PA	124,841		136,257
	FHLMC 2770 ON	57,921		58,909
	FHLMC 2843-BA	27,167		27,814
	FHLMC 2907-AG	57,998		60,764
	FNMA REMIC TRUST 2009-37 KA 4.00% 3/25/24	514,720		542,944
	FHLMC 3154-AN	22,089		22,151
	FHLMC REMIC SERIES 3296 NA 5.00% 2/15/21	85,397		88,347
	FNMA REMIC TRUST 2011-15 HT 5.50% 3/25/26	663,810		724,869
	FNMA REMIC TRUST 2011-23 2.75% 6/25/20	1,224,208		1,265,674
	FNMA REMIC TRUST 2011-16 3.50% 3/25/26	190,303		199,460
	FNMA REMIC TRUST 2011-55 AC 3.00% 7/25/25	975,322		1,005,117
	FNMA 2.75% 3/13/14	1,730,000		1,827,081
	FNMA 1.625% 10/26/15	4,489,000		4,613,534
	FHLMC REMIC SERIES 3676 7/15/24 4.00%	786,214		820,465
	FNMA REMIC TRUST 2010-87B 2/25/24	409,381		425,846
	FNMA #695838	50,909		56,190
	FNMA #703937	10,547		11,532
	FNMA #705304	40,101		42,926
	FNMA #720399	85,199		93,158
	FNMA #720422	43,867		47,965
	FNMA POOL #723746 4.00% 8/1/18	805,351		859,354
	FNMA GTD MTG PASS THRU CTF POOL NBR 0725066	281,822		315,562
	FNMA #725090	60,530		65,166
	FNMA #725284	19,783		21,746
	FNMA #725815	169,007		189,611
	FNMA #740843	47,733		52,247
	FNMA #745629	441,422		496,206
	FNMA #747019	68,643		74,684
	FNMA #754297	26,933		28,721
	FNMA #759123	52,996		55,863
	FNMA #761141	206,157		223,528
	FNMA #763578	466,188		524,478
	FNMA #764082	78,861		81,644
	FNMA #764156	64,142		68,444
	FNMA #780582	65,080		70,666
	FNMA ARM #786628	31,606		34,123

**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
	Income Fund (continued) —
	FNMA #794787	74,447		80,066
	FNMA ARM #799769	54,912		57,419
	FNMA ARM #801344	46,662		49,369
	FNMA #809534 5.09% 2/1/35	70,534		74,738
	FNMA 10/1 HYBRID ARM 5.1% 8/1/35	184,990		200,676
	FNMA ARM #820545	162,780		175,827
	FNMA ARM #826908	156,169		168,113
	FNMA #831809	446,219		498,665
	FNMA #844705	139,168		150,819
	FNMA #844816	47,855		52,056
	FNMA ARM #847988	123,474		131,586
	FNMA ARM #849082	81,524		86,862
	FNMA ARM #849170	31,745		33,938
	FNMA #865689	74,456		80,357
	FNMA #865818	81,884		88,556
	FNMA ARM #866097	61,031		64,942
	FNMA ARM #872753	40,937		44,238
	FNMA #886054	110,458		126,762
	FNMA ARM #887096	64,359		69,416
	FNMA 889052 6% 2/1/38	507,490		563,710
	FNMA POOL #890231 5.00% 7/1/25	187,746		202,861
	FNMA POOL #995097 6.50% 10/1/37	149,560		168,697
	FNMA POOL #995753 4.50% 5/1/24	855,484		915,477
	FNMA 10 YEAR 3.50% 10/1/20	716,788		755,699
	FNMA 3.5% 1/1/21 POOL #MA0629 3.50% 1/1/21	331,100		347,680
	FNMA 3.998% 3/1/40 POOL #AD0898	649,980		687,574
	GNMA 2006-30-A	347,098		356,018
	GNMA REMIC TRUST 2009-63 1/16/38 3.40%	450,565		470,621
	GNMA REMIC TRUST 2009-71 4/16/38 3.304%	661,594		687,167
	GNMA REMIC TRUST 2010-18 12/16/50 3.10%	532,201		553,536
	GNMA REMIC 2.229% 12/16/30	402,270		407,575
	GNMA REMIC TRUST 2010-16 A 3.214% 1/16/40	391,063		408,288
	GNMA REMIC TRUST 2010-16 5/16/33 2.676%	631,568		642,692
	GNMA REMIC 2.461% 8/16/22	470,472		474,266
	GNMA REMIC TRUST 2010-36 11/16/27 2.95%	367,694		374,391
	GNMA REMIC TRUST 2010-52 8/16/27 2.94%	400,792		405,766
	GNMA REMIC TRUST 2010-49 3/16/51 2.87%	209,132		214,174
	GNMA REMIC TRUST 2010-65 A 2.017% 11/16/28	425,387		428,515
	GNMA REMIC TRUST 2010-63 4/16/28 2.54%	2,022,371		2,066,460
	GNMA REMIC TRUST 2010-71 6/16/29 2.53543%	541,725		550,821

**	Cost information not required for participant-directed investments

Ameriprise Financial 401(k) Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year) (continued)

December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Shares/Units or Face Amount	(d) Cost**	(e) Current Value
	Income Fund (continued) —
	GNMA REMIC TRUST 2010-74 9/16/33 2.629%	503,393		511,339
	GNMA REMIC TRUST 2010-83 10/16/50 2.02143%	898,767		905,441
	GNMA REMIC TRUST 2010-100 6/16/50 2.35138%	525,428		533,720
	GNMA REMIC TRUST 2010-122 A 1.897% 1/16/32	482,249		487,096
	GNMA REMIC TRUST 2010-141 A 1.864% 8/16/31	337,203		339,832
	U.S. TREAS NTS 2.0% 1/15/14	320,000		418,883
	U.S. TREAS NTS 1.8750% 7/15/15	325,000		420,502
	U.S. TREAS NTS 1.25% 4/15/14	710,000		798,044
	U.S. TREAS NTS 0.5% 4/15/15	450,000		492,469
	U.S. TREAS NTS 0.1250% 4/15/16	1,365,000		1,460,166
	U.S. TREAS NTS 0.8750% 11/30/16	290,000		291,099
	FEDERAL FARM CR BKS 9/29/14	440,000		440,258
	FEDERAL FARM CR BKS 7/24/13	220,000		220,097
	FHMS 2006-K1-A2	730,492		812,255
	NCUA GUARANTEED NOTES VAR 6/12/13	505,000		504,614
	PRIVATE EXPT FDG CORP 5.45% 9/15/17	345,000		421,949
	PRIVATE EXPORT 3.05% 10/15/14	615,000		659,197

	Wrappers:
	AIG Wrapper			54,438
	Bank of America Wrapper			51,149
	State Street Wrapper			30,832
	RBC II Wrapper			25,281
	IXIS Wrapper			40,214
	RBC I Wrapper			20,771
	Rabobank Wrapper			18,186
	JP Morgan Chase Wrapper			80,854
	Pacific Life Wrapper			44,538
	Met Life Wrapper			40,816
	Monumental V Wrapper			97,770
	Monumental II Wrapper			15,130
	Total Income Fund			115,859,892

*	Loans to Participants
	Various Loans, 3.25% — 9.5% due through 2042			26,090,599
	Less: Deemed distributions			(404,063)
	Net participant loans			25,686,536

	Assets Held at End of Year per Form 5500			$975,170,981

*	Indicates Party-in-interest
**	Cost information not required for participant-directed investments

SIGNATURE

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934 and the Employee Benefits Administration Committee, duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIPRISE FINANCIAL 401(k) PLAN

By	/s/ Brent C. Sabin
Brent C. Sabin
Delegate
Employee Benefits Administration Committee

Date:  June 26, 2012

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.